

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

George Goldsmith
Chief Executive Officer
COMPASS Pathways plc
3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom

Re: COMPASS Pathways plc
Draft Registration Statement on Form F-1
Submitted March 4, 2021
CIK No. 0001816590

Dear Mr. Goldsmith:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin K. Marsh, Esq.